UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Telefonos de Mexico, S.A.B. de C.V.

(Name of Issuer)

Series L Shares, without par value

(Title of Class of Securities)

None

(However, the CUSIP for American Depositary Shares

representing L Shares is 879403780)

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP NO. None (However, the CUSIP for American Depositary Shares representing L Shares is 879403780)		13G/A	Page 2 of 8 Pages
1		NAME OF REPORTING PERSON	AT&T Inc.
(formerly known as SBC Communications Inc.)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			43-1301883
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER (upon conversion of 1,799,453,534 Series AA Shares into L Shares)	1,799,453,534 L Shares
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER (upon conversion of 1,799,453,534 Series AA Shares into L Shares)	1,799,453,534 L Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (upon conversion of 1,799,453,534 Series AA Shares into L Shares)	1,799,453,534 L Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.9%
12		TYPE OF REPORTING PERSON	HC

CUSIP NO. None (However, the CUSIP for American Depositary Shares representing L Shares is 879403780)		13G/A	Page 3 of 8 Pages
1		NAME OF REPORTING PERSON	AT&T International, Inc.
(formerly known as SBC International, Inc.)
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON			43-1380735
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER (upon conversion of 1,799,453,534 Series AA Shares into L Shares)	1,799,453,534 L Shares
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER (upon conversion of 1,799,453,534 Series AA Shares into L Shares)	1,799,453,534 L Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (upon conversion of 1,799,453,534 Series AA Shares into L Shares)	1,799,453,534 L Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	8.9%
12		TYPE OF REPORTING PERSON	CO

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

Telefonos de Mexico, S.A.B. de C.V.

(b)	Address of Issuer’s Principal Executive Offices

Parque Via 190, Colonia Cuauhtemoc, Mexico City 06599, Mexico D.F.

Item 2.

(a)	Name of Person Filing

AT&T Inc., formerly known as SBC Communications Inc., (“AT&T”), and its wholly-owned subsidiary, AT&T International, Inc., formerly known as SBC International, Inc., (“ATTI”). All securities of the issuer are held by ATTI.

(b)	Address of Principal Business Office or, if none, Residence.

AT&T Inc.
175 East Houston Street
San Antonio, Texas 78205

AT&T International, Inc.
175 East Houston Street
San Antonio, Texas 78205

(c)	Citizenship

AT&T and ATTI are incorporated in the State of Delaware

(d)	Title of Class of Securities

Series L Shares, without par value (“L Shares”)

(e)	CUSIP Number

None. However, the CUSIP for American Depositary Shares representing L Shares is 879403780.

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or §240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned

ATTI is required under Mexican law to hold its shares of the Issuer in a trust. Under the terms of the trust, ATTI has an unrestricted right to transfer its Series AA shares (“AA Shares”) or convert its AA Shares into L shares (on a one-for-one basis) subject to the provisions of Mexican law. The total number of L Shares that ATTI would beneficially own upon conversion of the 1,799,453,534 AA Shares that it holds is 1,799,453,534.

(b)	Percent of Class	8.9%

The above percentage is based upon: (1) a total of 20,203,118,170 shares outstanding as of January 2, 2007 (according to Form 6-K for the month of January 2007 filed by the Issuer with the Securities and Exchange Commission); and (2) the assumption that the L Shares issuable upon conversion of the AA Shares are issued and outstanding at the time of such calculation.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote

0 shares

(ii)	shared power to vote or to direct the vote

1,799,453,534 L Shares

(iii)	sole power to dispose or to direct the disposition of

0 shares

(iv)	shared power to dispose or to direct the disposition of

1,799,453,534 L Shares

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Member of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

AT&T Inc.
Dated:	February 12, 2007	By:	/s/ James S. Kahan
James S. Kahan
Senior Executive Vice President – Corporate Development

AT&T International, Inc.
Dated:	February 12, 2007	By:	/s/ James S. Kahan
James S. Kahan
Executive Vice President – Development

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with AT&T and ATTI on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to L Shares, without par value, of Telefonos de Mexico, S.A.B. de C.V., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of February, 2007.

AT&T Inc.
Dated:	February 12, 2007	By:	/s/ James S. Kahan
James S. Kahan
Senior Executive Vice President – Corporate Development

AT&T International, Inc.
Dated:	February 12, 2007	By:	/s/ James S. Kahan
James S. Kahan
Executive Vice President – Development